UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 5

                               aaiPharma Inc.
                (f/k/a Applied Analytical Industries, Inc.)
------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                00252W 10 4
    -------------------------------------------------------------------
                               (CUSIP Number)

                            Goldman, Sachs & Co.
                              85 Broad Street
                          New York, New York 10004
                       Attn: David J. Greenwald, Esq.
                               (212) 902-1000
    -------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 24, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 2 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman, Sachs & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF-WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           2,276,929

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        2,276,929

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,276,929

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.5%

14  TYPE OF REPORTING PERSON*

        BD-PN-IA

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 3 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Goldman Sachs Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           2,276,929

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        2,276,929

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,276,929

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.5%

14  TYPE OF REPORTING PERSON*

        HC-CO

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 4 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           1,428,549

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        1,428,549

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,549

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 5 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           1,428,549

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        1,428,549

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,428,549

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8%

14  TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 6 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners II Offshore, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           567,908

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        567,908

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        567,908

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 7 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Advisors II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           567,908

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        567,908

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        567,908

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%

14  TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 8 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS Capital Partners II (Germany) Civil Law Partnership
        (with limitation of liability)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           52,691

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        52,691

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,691

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 9 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Goldman, Sachs & Co. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           52,691

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        52,691

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,691

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 10 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stone Street Fund 1995, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           107,132

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        107,132

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        107,132

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.6%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 11 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bridge Street Fund 1995, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           120,552

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        120,552

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        120,552

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14  TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No. 00252W 10 4                                  Page 12 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stone Street 1995, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           227,684

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        227,684

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        227,684

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.2%

14  TYPE OF REPORTING PERSON*

        OO

                             AMENDMENT NO. 5 TO
                                SCHEDULE 13D
                      RELATING TO THE COMMON STOCK OF
                               AAIPHARMA INC.

     GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability) ("GSCP II Germany"), Stone Street Fund 1995, L.P. ("1995 Stone") and Bridge Street Fund 1995, L.P. ("1995 Bridge" and together with GSCP, GSCP II Offshore, GSCP II Germany and 1995 Stone, the "Limited Partnerships"), Stone Street 1995, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors II, GS oHG, Stone GP and the Limited Partnerships, the "Filing Persons")(FN1) hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, $0.001 par value (the "Common Stock"), of aaiPharma Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 4 thereto filed April 8, 2002 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Common Stock through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own from time to time Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group each disclaims beneficial ownership of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed, for purposes of this Statement, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

--------------------------
(FN1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.


     This Amendment No. 5 is being filed to report (a) the withdrawal of a proposed registration and underwritten offering of the Common Stock in which the Limited Partnership had elected to participate and (b) a decrease in the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by certain of the Filing Persons, which change was as a result of an increase in the number of shares of Common Stock reported to be outstanding by the Company and a decrease in the number of shares of Common Stock held in Managed Accounts.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

Item 2 is hereby amended by amending and restating Schedules I, II-A-i and II-A-ii hereto to read in their entirety as attached hereto and is hereby amended and restated as follows:

     Each of GSCP, a Delaware limited partnership, GSCP II Offshore, a Cayman Islands exempted limited partnership, and GSCP II Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company and the successor by merger to GS Advisors, L.P., is the sole general partner of GSCP. GS Advisors II, a Delaware limited liability company and the successor to GS Advisors II (Cayman), L.P., is the sole general partner of GSCP II Offshore. GS oHG is the sole managing partner of GSCP II Germany. 1995 Stone and 1995 Bridge, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Stone GP, a Delaware limited liability company and the successor by merger to Stone Street Value Corp., is the sole general partner of 1995 Stone and sole managing general partner of 1995 Bridge. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a wholly owned direct and indirect subsidiary of GS Group. Goldman Sachs also serves as the investment manager for GSCP II Offshore and GSCP II Germany and is the manager of each of GS Advisors, GS Advisors II and Stone GP. As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GSCP II Offshore, GSCP II Germany and GS oHG), is 85 Broad Street, New York, NY 10004. The principal business address of GSCP II Offshore is M&C Corporate Services Limited, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

     The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors and GS Advisors II are set forth in Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors, GS Advisors II and Stone GP on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone GP are set forth in Schedule II-B-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in the amended Schedule II-C hereto, and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The Filing Persons have entered into a Joint Filing Agreement, dated as of March 30, 2000, a copy of which is attached as an exhibit hereto.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

Item 3 is hereby amended by amending and restating Schedule IV hereto to read in its entirety as attached hereto and is hereby amended and restated as follows:

     Schedule IV sets forth transactions in the Common Stock which have been effected during the period from April 6, 2002 through May 24, 2002, all of which were effected in the ordinary course of business of Goldman Sachs.

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

Item 4 is hereby amended and restated as follows:

     Each of the Limited Partnerships purchased, on November 17, 1995, shares of Series A Preferred Stock for the purpose of acquiring an equity interest in the Company. Those shares of Series A Preferred Stock converted into 2,276,832 shares of Common Stock upon consummation of the Company's initial public offering (the "IPO") of shares of Common Stock on September 25, 1996. The other shares of Common Stock beneficially owned by Goldman Sachs were acquired in the ordinary course of its business.

     None of the Filing Persons or, to the knowledge of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedule I, II-A-i, II-A-ii, II-B-i or II-C hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. So long as the Limited Partnerships beneficially own 10% or more of the outstanding shares of Common Stock, the Limited Partnerships have the right to designate one person to serve on the Board of Directors of the Company pursuant to the Stockholders Agreement, the terms of which and the rights of the Limited Partnerships under which are more fully described in Item 6. In addition, in connection with the IPO, the Limited Partnerships agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after September 19, 1996 (the "Lock-up Agreement"). The Lock-up Agreement is further described in Item 6.

     On March 25, 2002, the Company notified the Limited Partnerships that the Company proposed to register and sell shares of Common Stock in an underwritten public offering. On April 5, 2002, in accordance with the Registration Rights Agreement, the Limited Partnerships notified the Company of their election to participate in the proposed registration and requested, in aggregate, registration of 1,265,600 shares of Common Stock, including up to 127,600 shares for inclusion in the underwriters' allotment option. The request for registration and inclusion in the contemplated offering was made by the Limited Partnerships on a pro rata basis, based on relative ownership of Common Stock. Under the terms of the Registration Rights Agreement, any Limited Partnership may withdraw its election by giving written notice to the Company, provided that (1) such withdrawal is made prior to the earlier of the execution of the underwriting agreement or the execution of the custody agreement with respect to the registration and
(2) such withdrawal shall be irrevocable, and after making such a withdrawal the Limited Partnership would no longer have any right to include shares in the registration. Under the Registration Rights Agreement, the Company may determine for any reason not to register, or to delay registration of, the Common Stock. In addition, the Registration Rights Agreement also provides that if the underwriters advise the Company that the number of shares requested to be included in the registration exceeds the largest number that can be sold in an orderly manner in such offering within a prince range acceptable to the holders of a majority of the shares to be registered, the number of shares to be included in the offering may be reduced.

     On April 5, 2002, the Company filed a registration statement (no. 333-85602) with the Securities and Exchange Commission relating to the proposed offering. On May 24, 2002, the Company filed a withdrawal request for registration statement no. 333-85602 relating to the proposed offering.

     Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions, may distribute Common Stock in-kind to their partners, and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended (the "Securities Act"), and, in the case of sales by the Limited Partnerships, subject to the other restrictions described in Item 6 from time to time). To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i and II-C to this Schedule 13D may make the same evaluation.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

Item 5 is hereby amended and restated as follows:

     (a) As of May 24, 2002, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 1,428,549 shares of Common Stock, representing in the aggregate approximately 7.8% of the 18,237,917 shares of Common Stock reported to be outstanding in the Company's Registration Statement on Form S-4 filed on May 23, 2002 (the "May S-4").

     As of May 24, 2002, GSCP II Offshore beneficially owned, and GS Advisors II may be deemed to have beneficially owned, an aggregate of 567,908 shares of Common Stock, representing in the aggregate approximately 3.1% of the 18,237,917 shares of the Common Stock reported to be outstanding in the May S-4.

     As of May 24, 2002, GSCP II Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, an aggregate of 52,691 shares of Common Stock, representing in the aggregate approximately 0.3% of the 18,237,917 shares of the Common Stock reported to be outstanding in the May S-4.

     As of May 24, 2002, 1995 Stone beneficially owned an aggregate of 107,132 shares of Common Stock, representing in the aggregate approximately 0.6% of the 18,237,917 shares of Common Stock reported to be outstanding in the May S-4.

     As of May 24, 2002, 1995 Bridge beneficially owned an aggregate of 120,552 shares of Common Stock, representing in the aggregate approximately 0.7% of the 18,237,917 shares of Common Stock reported to be outstanding in the May S-4.

     As of May 24, 2002, Stone GP may be deemed to have beneficially owned an aggregate of 227,684 shares of Common Stock, which are owned by 1995 Stone and 1995 Bridge as described above, representing in the aggregate approximately 1.2% of the 18,237,917 shares of Common Stock reported to be outstanding in the May S-4.

     As of May 24, 2002, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 2,276,929 shares of Common Stock, including (i) 2,276,832 shares of Common Stock beneficially owned by the Limited Partnerships as described above, (ii) 97 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (iii) no shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 12.5% of the 18,237,917 shares of Common Stock reported to be outstanding in the May S-4. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

     In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedule I, II-A-i, II-A-ii, II-B-i or II-C hereto, beneficially owns any Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Shares beneficially owned by such Filing Person as indicated in pages 2 through 12 above.

     (c) Schedule IV sets forth transactions in the Common Stock, which have been effected during the period from April 6, 2002 through May 24, 2002, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in The Nasdaq National Market. Except as set forth on
Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I, II-A-i, II-A-ii, II-B-i or II-C hereto, during the period from April 6, 2002 through May 24, 2002.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

Item 6 is hereby amended by deleting the last paragraph and amending and restating the second to last paragraph as follows:

     Except as described herein, none of the Filing Persons or, to the knowledge of each of the Filing Persons, any of the persons listed on
Schedule I or Schedule II-A-i, II-A-ii, II-B-i or II-C hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 2002

GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.
By: /s/ Hans L. Reich                     By: /s/ Hans L. Reich
----------------------------------        ----------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title:  Attorney-in-fact                  Title:  Attorney-in-fact

GS CAPITAL PARTNERS II, L.P.              GS ADVISORS, L.L.C.
By: /s/ Hans L. Reich                     By: /s/ Hans L. Reich
----------------------------------        ----------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title:  Attorney-in-fact                  Title:  Attorney-in-fact

GS CAPITAL PARTNERS II OFFSHORE, L.P.     GS ADVISORS II, L.L.C.
By: /s/ Hans L. Reich                     By: /s/ Hans L. Reich
----------------------------------        ----------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title:  Attorney-in-fact                  Title:  Attorney-in-fact

GOLDMAN, SACHS & CO. OHG                  GS CAPITAL PARTNERS II (GERMANY)
                                          CIVIL LAW PARTNERSHIP
                                          (with limitation of liability)
By: /s/ Hans L. Reich                     By: /s/ Hans L. Reich
----------------------------------        ----------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title:  Attorney-in-fact                  Title:  Attorney-in-fact

STONE STREET FUND 1995, L.P.              BRIDGE STREET FUND 1995, L.P.
By: /s/ Hans L. Reich                     By: /s/ Hans L. Reich
----------------------------------        ----------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title:  Attorney-in-fact                  Title:  Attorney-in-fact

STONE STREET 1995, L.L.C.
By: /s/ Hans L. Reich
----------------------------------
Name:  Hans L. Reich
Title:  Attorney-in-fact

                                                                 SCHEDULE I

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                           Present Principal Occupation
----                           ----------------------------

Henry M. Paulson, Jr.          Chairman and Chief Executive Officer of
                               The Goldman Sachs Group, Inc.

Robert J. Hurst                Vice Chairman of The Goldman Sachs Group,
                               Inc.

John A. Thain                  President and Co-Chief Operating Officer of
                               The Goldman Sachs Group, Inc.

John L. Thornton               President and Co-Chief Operating Officer of
                               The Goldman Sachs Group, Inc.

Lord Browne of Madingley       Group Chief Executive of BP Amoco plc

James A. Johnson               Chairman and Chief Executive Officer of
                               Johnson Capital Partners

John H. Bryan                  Chairman of Sara Lee Corporation

Ruth J. Simmons                President of Brown University

Margaret C. Whitman            President and Chief Executive Officer of
                               eBay Inc.

Morris Chang                   Chairman of Taiwan Semiconductor
                               Manufacturing Company Ltd.

Stephen Friedman               Senior Principal of MMC Capital

                                                            SCHEDULE II-A-i

     The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P. and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes
B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene
T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine
L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                            Position                    Present Principal Occupation
------------------------------------------------------------------------------------------------------
Richard A. Friedman             President                   Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Vice President              Managing Director of Goldman, Sachs & Co
Terence M. O'Toole              Vice President              Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                   Vice President              Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Vice President              Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                Vice President              Managing Director of Goldman Sachs
                                                            International
Esta E. Stecher                 Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Barry S. Volpert                Vice President              Managing Director of Goldman Sachs
                                                            International
Sanjeev K. Mehra                Vice President              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                Vice President              Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz             Vice President              Managing Director of Goldman Sachs
                                                            International
Steven M. Bunson                Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Treasurer                   Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill            Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Dan H. Jester                   Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic                 Vice President              Managing Director of Goldman Sachs
                                                            International
Russell E. Makowsky             Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                  Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal           Vice President              Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin             Vice President              Managing Director of Goldman Sachs (Asia)
                                                            L.L.C.
Douglas F. Londal               Vice President              Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor               Vice President              Managing Director of Goldman Sachs
                                                            International
Peter Schiefer                  Vice President              Managing Director of Goldman Sachs
                                                            International
Abraham Bleiberg                Vice President              Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato              Vice President              Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla             Vice President              Managing Director of Goldman, Sachs & Co.
Atul Kapur                      Vice President              Managing Director of Goldman Sachs
                                                            International
Michel Plantevin                Vice President              Managing Director of Goldman Sachs
                                                            International
Robert G. Doumar, Jr.           Vice President              Managing Director of Goldman Sachs
                                                            International
Ben I. Adler                    Vice President              Managing Director of Goldman, Sachs & Co.
Melina E. Higgins               Vice President              Managing Director of Goldman, Sachs & Co.
Elizabeth C. Marcellino         Vice President              Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Vice President              Vice President of Goldman, Sachs & Co.
Katherine B. Enquist            Vice President/Secretary    Vice President of Goldman, Sachs & Co.
James B. McHugh                 Assistant Secretary         Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole              Assistant Secretary         Vice President of Goldman, Sachs & Co.
Mary Nee                        Vice President              Executive Director of Goldman Sachs (Asia)
                                                            L.L.C.
Ulrika Werdelin                 Vice President              Executive Director of Goldman Sachs
                                                            International


                                                           SCHEDULE II-A-ii

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., GS Advisors II, L.L.C. and Stone GP, are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Gene
T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp, Barry S. Volpert and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


Name                        Present Principal Occupation
----                        ----------------------------

Peter M. Sacerdote          Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman         Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman         Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole          Managing Director of Goldman, Sachs & Co.

Gene T. Sykes               Managing Director of Goldman, Sachs & Co.

Henry Cornell               Managing Director of Goldman, Sachs & Co.

Robert V. Delaney           Managing Director of Goldman, Sachs & Co.

Richard S. Sharp            Managing Director of Goldman Sachs International

Barry S. Volpert            Managing Director of Goldman Sachs International

Sanjeev K. Mehra            Managing Director of Goldman, Sachs & Co.

Muneer A. Satter            Managing Director of Goldman, Sachs & Co.

Peter G. Sachs              Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz         Managing Director of Goldman Sachs International

                                                            SCHEDULE II-B-i

     The name, position and present principal occupation of each executive officer of Stone Street 1995, L.L.C., the sole general partner of Stone Street Fund 1995, L.P. and the managing general partner of Bridge Street Fund 1995, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Joseph P. DiSabato, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr., Melina E. Higgins, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard
S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen
S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


Name                          Positions                      Present Principal Occupation
-----                         ---------                      ----------------------------
Peter M. Sacerdote            Chairman/President             Advisory Director of
                                                             Goldman, Sachs & Co.
Peter G. Sachs                Vice President                 Senior Director of The
                                                             Goldman Sachs Group, Inc.
Richard A. Friedman           Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Joseph H. Gleberman           Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Terence M. O'Toole            Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Gene T. Sykes                 Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Henry Cornell                 Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Richard S. Sharp              Vice President                 Managing Director of
                                                             Goldman Sachs International
Esta E. Stecher               Vice President/ Assistant      Managing Director of
                              Secretary                      Goldman, Sachs & Co.
Barry S. Volpert              Vice President                 Managing Director of
                                                             Goldman Sachs International
Sanjeev K. Mehra              Vice President/Treasurer       Managing Director of
                                                             Goldman, Sachs & Co.
Muneer A. Satter              Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Antoine L. Schwartz           Vice President                 Managing Director of
                                                             Goldman Sachs International
Steven M. Bunson              Assistant Secretary            Managing Director of
                                                             Goldman, Sachs & Co.
Elizabeth C. Fascitelli       Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Patrick E. Mulvihill          Assistant Treasurer            Managing Director of
                                                             Goldman, Sachs & Co.
David J. Greenwald            Vice President/Assistant       Managing Director of
                              Secretary                      Goldman, Sachs & Co.
Hughes B. Lepic               Vice President                 Managing Director of
                                                             Goldman Sachs International
Russell E. Makowsky           Assistant Secretary            Managing Director of
                                                             Goldman, Sachs & Co.
Sarah G. Smith                Assistant Treasurer            Managing Director of
                                                             Goldman, Sachs & Co.
Dan H. Jester                 Assistant Treasurer            Managing Director of
                                                             Goldman, Sachs & Co.
Randall A. Blumenthal         Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Syaru (Shirley) Lin           Vice President                 Managing Director of
                                                             Goldman Sachs (Asia) L.L.C.
Douglas F. Londal             Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Stephen S. Trevor             Vice President                 Managing Director of
                                                             Goldman Sachs International
Peter Schiefer                Vice President                 Managing Director of
                                                             Goldman Sachs International
Abraham Bleiberg              Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Joseph P. DiSabato            Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Robert R. Gheewalla           Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Atul Kapur                    Vice President                 Managing Director of
                                                             Goldman Sachs International
Michel Plantevin              Vice President                 Managing Director of
                                                             Goldman Sachs International
Robert G. Doumar, Jr.         Vice President                 Managing Director of
                                                             Goldman Sachs International
Ben I. Adler                  Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Melina E. Higgins             Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
Elizabeth C. Marcellino       Vice President                 Managing Director of
                                                             Goldman, Sachs & Co.
John E. Bowman                Vice President                 Vice President of
                                                             Goldman, Sachs & Co.
Raymond G. Matera             Vice President                 Vice President of
                                                             Goldman, Sachs & Co.
Katherine B. Enquist          Vice President/Secretary       Vice President of
                                                             Goldman, Sachs & Co.
James B. McHugh               Assistant Secretary            Vice President of
                                                             Goldman, Sachs & Co.
Beverly L. O'Toole            Assistant Secretary            Vice President of
                                                             Goldman, Sachs & Co.
Mary Nee                      Vice President                 Executive Director of
                                                             Goldman Sachs (Asia) L.L.C.
Richard J. Stingi             Vice President                 Vice President of
                                                             Goldman, Sachs & Co.
Ulrika Werdelin               Vice President                 Executive Director of
                                                             Goldman Sachs International


                                                              SCHEDULE II-C

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of Goldman, Sachs & Co. oHG, are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany and Jonathan S. King is a citizen of the United Kingdom.


Name                         Position                   Present Principal Occupation
----                         --------                   ----------------------------
Jonathan S. King             Managing Director          Executive Director of
                                                        Goldman, Sachs & Co. oHG

Timothy C. Plaut             Managing Director          Managing Director of
                                                        Goldman, Sachs & Co. oHG

Alexander C. Dibelius        Managing Director          Managing Director of
                                                        Goldman, Sachs & Co. oHG


                                                                SCHEDULE IV
                               aaiPharma Inc.
                           Cusip No. 00252W 10 4

---------------------------------------------------------------------------
Purchases       Sales      Price        Trade Date        Settlement Date
---------------------------------------------------------------------------
------          300        17.53        21-May-02         24-May-02
---------------------------------------------------------------------------